corp.roblox.com	970 Park Place San Mateo, CA 94403
May 1, 2024
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance – Office of Technology
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Melissa Kindelan
Kathleen Collins
Re:    Roblox Corporation
        Form 10-K for the Fiscal Year Ended December 31, 2023
        Form 8-K submitted February 7, 2024
        File No. 001-39763
Dear Melissa Kindelan and Kathleen Collins:
We submit this letter in response to the comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in its letter to Roblox Corporation (the “Company”) dated April 26, 2024, relating to the above referenced Form 10-K for the Fiscal Year Ended December 31, 2023, filed on February 21, 2024 (the “Form 10-K”) and Form 8-K, filed on February 7, 2024 (the “Form 8-K”), reporting our Fourth Quarter and Full Year 2023 Financial Results.
In this letter, the comment from the Staff is recited in italicized, bold type and our response follows the comment. Defined terms used in this letter but not otherwise defined have the meaning given to them in the Form 10-K and Form 8-K. References to “we” or “our” mean the Company.

Form 8-K submitted February 7, 2024
Exhibit 99.1, page 1
1.We note your response to prior comment 1. We continue to believe you should limit any discussion of Covenant Adjusted EBITDA to the liquidity section in your filed documents (i.e. Forms 10-K and 10-Q). Please remove any reference to Covenant Adjusted EBITDA from your earnings releases and shareholder letters included in your Forms 8-K, as well as elsewhere such as in earnings calls and other supplemental information. Refer to Question 102.09 of the Non-GAAP C&DIs. Alternatively, revise the measure used outside of the liquidity discussion in your filed documents to remove the adjustments for change in deferred revenue and change in deferred cost of revenue as these adjustments result in a measure that reflects individually tailored recognition methods. Refer to Rule 100(b) of Regulation G and Question 100.04 of the Non-GAAP CD&Is.
We continue to believe that Covenant Adjusted EBITDA is an important calculation for our debtholders, investors, and management team in understanding and evaluating our financial condition and liquidity and therefore should be included in separately captioned liquidity sections across our quarterly earnings releases, shareholder letters and supplemental materials in the interest of full and fair disclosure.
However, acknowledging the Staff’s comment, we respectfully advise the Staff that we will remove references to Covenant Adjusted EBITDA from our earnings releases and shareholder letters included with our Form 8-K, as well as elsewhere such as in our prepared remarks on our earnings calls and other supplemental information, beginning with the quarterly period ended March 31, 2024.
* * * *

If you require any additional information on the matters contained in this letter, or if we can provide you with any other information that will facilitate your review, please advise us at your earliest convenience. You may reach me at arawlings@roblox.com.
Sincerely,
ROBLOX CORPORATION
/s/ Amy Rawlings
Amy Rawlings, Chief Accounting Officer
cc:    David Baszucki, Roblox Corporation
Michael Guthrie, Roblox Corporation
Mark Reinstra, Roblox Corporation
Adele Freedman, Roblox Corporation
Hans Gunawan, Roblox Corporation
Dan Le, Deloitte & Touche LLP
Michael Coke, Wilson Sonsini Goodrich & Rosati, P.C.
Lianna Whittleton, Wilson Sonsini Goodrich & Rosati, P.C.